EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Years ended December 31,
(in thousands, except ratios)	2014	2013	2012	2011	2010
COMPUTATION OF EARNINGS :
Earnings before income taxes	$89,864	$114,763	$9,722	$10,730	$11,562
Fixed charges	21,670	14,153	4,766	3,426	2,219

	$111,534	$128,916	$14,488	$14,156	13,781

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$21,656	$14,125	$4,737	$3,402	$2,198
Implicit interest in rent	14	28	29	24	21

	21,670	$14,153	$4,766	$3,426	$2,219

Ratio of earnings to fixed charges (2)	5.15x	9.11x	3.04x	4.13x	6.21x

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings, which includes income before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.